

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-mail</u>
Nicholas D. Gerber
President and Chief Executive Officer
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

      Re: **United States Heating Oil Fund, LP**
             Annual Report on Form 10-K
             Filed March 28, 2012
             File No. 001-34016

Dear Mr. Gerber:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Sonia Barros

                Sonia Barros
                Special Counsel

cc: Howard Mah, Chief Financial Officer
       Heather Harker, General Counsel